UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                       ML Media Opportunity Partners, L.P.
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                 October 1, 2001

             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No.                                                    PAGE 2 OF 4 PAGES
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1                 NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                            Everest Management, LLC
                            W. Robert Kohorst
                            David I. Lesser
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
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3                 SEC USE ONLY
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4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California (entities); United States (persons)
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     NUMBER OF SHARES        5        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             6        SHARED VOTING POWER
                                        5,877 Units

                             7        SOLE DISPOSITIVE POWER


                             8        SHARED DISPOSITIVE POWER
                                        5,877 Units
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9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            5,877 Units
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10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                  [ ]
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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                               Approximately 5.2%
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12                TYPE OF REPORTING PERSON
                            OO; IN
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ITEM 1.  ISSUER.

     (a) The name of the subject company is ML Media Opportunity Partners, L.P. (the "Partnership").

     (b) The address of the principal executive offices of the Partnership is 2 World Financial Center, 14th Floor, New York, NY 10281

ITEM 2.  PERSONS FILING.

     (a) The persons filing this statement on Schedule 13G (the "Statement") are Everest Management, LLC ("Everest Management"), W. Robert Kohorst and David I. Lesser.

     (b) The address of the principal place of business of each filing person is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101.

     (c) Everest Management is a California limited liability company. Each of Messrs. Kohorst and Lesser is a United States citizen.

     (d) This Statement relates to units of limited partnership interest in the Partnership ("Units").

     (e)  Not applicable.

ITEM 3.  [NOT APPLICABLE]

ITEM 4.  OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest Management. The members of Everest Management include David I. Lesser's Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Lesser Account") and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account"). Everest Management's Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. Messrs. Kohorst and Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account.

ITEMS 5-9.  [NOT APPLICABLE]

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2001


                         EVEREST MANAGEMENT, LLC

                         By:  EVEREST PROPERTIES II, LLC, Manager


                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President


                         /s/ W. ROBERT KOHORST
                         --------------------------
                         W. Robert Kohorst


                         /s/ DAVID I. LESSER
                         --------------------------
                         David I. Lesser